

February 26, 2013

Via E-mail
C. Ramakrishnan
Chief Financial Officer
Tata Motors Limited
Bombay House
24, Homi Mody Street
Mumbai 400 001, India

Re: **Tata Motors Limited**
        Form 20-F for Fiscal Year Ended March 31, 2012
        Filed July 31, 2012
        File No. 001-32294

Dear Mr. Ramakrishnan:

We have reviewed your filing and have the following comments. Our comments ask you to provide us with information so we may better understand your disclosures.

Please respond to this letter within ten business days by confirming that you will revise your document in future filings and providing the requested information. If you do not believe our comments applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Operating Results

Fiscal 2012 Compared to Fiscal 2011, page 48

1. Throughout your discussion, please quantify each factor cited that contributed to the changes in revenues and expenses. For example, you disclose that the increase in employee costs was due to normal yearly increments, performance base payments, impact of wage revisions, and partly on increased volumes but you do not quantify any of these factors. Please revise your disclosure and ensure that your revised disclosure is sufficiently detailed in explaining the factors cited and analyzing the underlying reasons for the factors. Refer to section 501.04 of the Codification of Financial Reporting Releases for guidance.

Cost and Expenses

Raw Materials and Purchase of Products for Sale, page 48

2. Please discuss and quantify the impact of each (and not netted) significant component of raw materials and purchase of products for sale that caused the expense to materially vary (or not vary when expected to), accompanied by explanation of the underlying reasons for the changes or why expected changes did not occur. For example, discuss the impact of changes in costs associated with aluminum, steel, copper and other material inputs to your manufacturing process as well the impact of currency effects in your operations that make up "input cost" referred to in your disclosure. Additionally, expound upon the effect of "product mix" referred to in your disclosure and what this represents along with any underlying factors. In so doing, consider appropriate expanded disclosure in regard to "improved product mix" under "Net income" on page 50.

Liquidity and Capital Resources, page 54

3. You disclose here and elsewhere that various covenants are associated with your financing and debt arrangements. Please disclose whether you are in compliance with all such covenants and your expectations regarding compliance with these covenants in the next 12 months.

Cash Flow Data

2012 compared to 2011, page 56

4. Please clarify your analysis in regard to how the factors indicated directly affect, in terms of cash, the variance in net cash flow of operating activities. For example, it is not clear what "other items" refers to in regard to adjusting net income and their direct impact on cash, or what "Adjustments to net income/(loss) after tax" under "Net Cash provided by Operating Activities" presented in the table on page 56 represents. Also, it is not clear how a "net reduction in operating assets and liabilities of Rs.2,860 million in Fiscal 2012" results in cash inflow, and what the material components contributing to this change, and associated underlying factors, were. In regard to working capital, you mention an increase in net trade receivables/finance receivables, but this in and of itself does not directly contribute to a change in cash of operating activities. In connection with working capital, it is not clear the extent that the increase in inventory was attributed to the increase in accounts payable, the net of which would not have a direct impact on cash of operating activities. Refer to Section IV.B.1 of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

C. Ramakrishnan
Tata Motors Limited
February 26, 2013
Page 3

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 with any questions. You may also call me at (202) 551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief